Exhibit 21.1
Subsidiaries of Netezza Corporation

Netezza Security Corporation	Massachusetts
Netezza International Corporation	Delaware
Netezza Pty. Ltd.	Australia
Netezza Japan K.K.	Japan
Netezza Corporation Ltd.	United Kingdom
Netezza Canada Corporation	Canada
Netezza International Corporation, Korea Branch	Korea